Exhibit 2.1

DESCRIPTION OF SECURITIES

Description of Capital Stock

The following information describes our capital stock. This description may not contain all of the information that is important to you. To understand them fully, you should read our by-laws, a copy of which is incorporated by reference to as an exhibit to the Annual Report on Form 20-F of which this Exhibit is a part. The following descriptions are qualified in their entirety by reference to the by-laws and to the applicable provisions of Mexican law.

General

We are currently incorporated under the name Controladora Vuela Compañía de Aviación, S.A.B. de C.V., as a variable capital public stock corporation, under the laws of Mexico. A copy of our by-laws has been filed with the Mexican National Banking and Securities Commission (the “CNBV”) and the Mexican Stock Exchange and is available for inspection at the Mexican Stock Exchange and at the Mexican Stock Exchange’s website: www.bmv.com.mx (the contents of which are not a part of, and are not incorporated by reference into, this Exhibit), and an English translation thereof has been filed with the Securities and Exchange Commission (the “SEC”) and is available at: www.sec.gov (the contents of which are not a part of, and are not incorporated by reference into, this Exhibit). Our corporate domicile is Mexico City and our headquarters are located at Av. Antonio Dovalí Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Alcaldía Álvaro Obregón, Mexico, Mexico City, 01210.

Outstanding Capital Stock

Our capital stock is divided into two series of shares, Series A shares and Series B shares. Series A shares are common shares and may only be owned directly by Mexican individuals or entities controlled by Mexican individuals. Series B Shares are common shares and may be purchased by Mexican or non-Mexican individuals or entities.

On November 22, 2023, the holders of all our outstanding Series B shares converted their Series B shares into Series A Shares represented by Ordinary Participation Certificates (Certificados de Participación Ordinarios) (“CPOs”) in the form of the corresponding American Depositary Shares. Therefore, we no longer have Series B shares outstanding.

Since we are a variable capital public stock corporation, our capital stock must have a fixed portion, currently represented by Series A shares and may have a variable portion represented both by Series A and Series B shares. Our by-laws set forth that Series B shares may not represent more than 49% of our outstanding capital stock that is not underlying CPOs at any time. All or a portion of our Series A shares may underlie CPOs and can be purchased by non-Mexican investors.

Non-Mexican investors are only entitled to hold Series A shares through CPOs (including CPOs in the form of ADSs), which give non-Mexican investors economic rights but not voting rights.

We have obtained authorization from the Mexican Ministry of Economy (Secretaría de Economía) to issue up to 90% of our outstanding shares representing capital stock in the form of CPOs.

Changes to Capital Stock

The fixed portion of our capital stock may be increased or decreased by a resolution adopted at a general extraordinary shareholders’ meeting and upon amendment of our by-laws. The variable portion of our capital stock may be increased or decreased by a resolution adopted at a general ordinary shareholders’ meeting without amending our by-laws. Increases or decreases in the fixed or variable portion of the capital stock must be recorded in our registry of capital variations. New shares cannot be issued unless the then-issued shares have been paid in full.

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Registration and Transfer

Our shares are evidenced by share certificates in registered form. Our shareholders may hold their Series A shares in the form of physical certificates if they are Mexican, or through Series A shares (in the case of Mexican investors) or CPOs (in the case of non-Mexican investors) that are maintained in book-entry form with institutions which have accounts with the Mexican depositary institution, S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or Indeval. The CPO trustee is the holder of record of the Series A shares underlying our CPOs. Accounts may be maintained at Indeval by brokers, banks and other financial institutions and entities authorized for this purpose. We maintain a stock registry and only those persons listed in such stock registry and holding certificates issued in their name as registered holders, or persons holding Series A shares or CPOs through institutions that maintain accounts with Indeval, will be recognized as our shareholders.

Pursuant to Mexican law, any transfer of shares must be registered in our stock registry, if effected physically, or through book entries that may be traced back from our stock registry to the records of Indeval, if effected through book-entry CPOs or Series A shares.

Change of Control Provisions

Subject to certain exceptions (including those applicable to transfers or acquisitions or certain other transactions by or among our current shareholders or in the case of mergers to the extent that we are the surviving entity), our by-laws require that any acquisition of our shares (whether directly or by acquiring ADSs or CPOs), resulting in beneficial ownership of shares representing 5% or more of our outstanding capital stock (or any multiple of 5%), or any proposal by any person or group of persons to enter into an agreement among shareholders that would result in such person or group of persons effectively having control of the voting rights of 20% or more of our outstanding capital stock or will result in a change of control, will require the prior approval of our board of directors.

In the event that approval is not granted, our board of directors or our shareholders may decide, among other things, to require any such person or group of persons to reverse the transaction or to transfer the shares (whether held directly or through ADSs or CPOs) to a third party interested in acquiring the securities at a reference price specified by our board of directors. In addition, such person or group of persons desiring to purchase 5% or more of our outstanding capital stock will be required to follow certain procedures, including observing certain time periods specified in our by-laws.

Any potential purchaser who proposes to acquire our shares (whether directly or by acquiring ADSs or CPOs), resulting in beneficial ownership of 20% or more of our outstanding capital stock, will be required to make a tender offer for 100% of our outstanding capital stock (including any Series A shares evidenced by CPOs or ADSs) at a price at least equal to the highest of (i) the most recent publicly reported book value per share, (ii) the highest trading price of our Series A shares on the Mexican Stock Exchange within the 365 days prior to the request for approval or approval of the board of directors of the relevant transaction, and (iii) the highest price per share or CPO, as the case may be, paid by the purchaser or, in the case of the ADSs the equivalent thereto, plus, in each case, a 30% premium or a different premium determined by our board of directors, considering the opinion of a reputable investment bank.

Any acquisition of our shares, CPOs or ADSs in contravention of the procedures described above will result in the purchaser not having any voting rights in respect to the purchased securities. No transfer in breach of these provisions will be registered in our stock registry.

Shareholders’ Meetings

Calls. Under Mexican law and our by-laws, shareholders’ meetings may be called by:

•	our board of directors, the chairman of our board of directors or the secretary of the board of directors;
•	shareholders representing at least 10% of our outstanding capital stock who may request that the chairman of the board of directors or the chairman of the audit committee or the chairman of the corporate governance committee to call a shareholders’ meeting;

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•	any shareholder, provided that no annual ordinary meeting has been held for two consecutive years or the annual shareholders’ meeting did not address the matters required to be addressed in the annual shareholders’ meetings;
•	a Mexican court of competent jurisdiction, in the event the board of directors does not comply with a valid request of the shareholders described in the two bullet points above; and
•	the audit committee and the corporate governance committee.

Calls for shareholders’ meetings will be required to be published in the electronic system implemented by the Mexican Ministry of Economy (Secretaría de Economía) at least 15 days before the scheduled date of the shareholders’ meeting. Calls will have to contain the matters to be addressed at the meeting. From the date on which a call is published until the date of the corresponding meeting, all relevant information will be made available to the shareholders at our executive offices. To attend a shareholders’ meeting, shareholders will have to be either registered in the stock registry, present evidence of the deposit of their certificates with a financial institution or deposit them with our secretary, or present certificates issued by the custodian of the holder of our Series A shares, together with an Indeval certification. Investors holding our CPOs may not vote nor cause the underlying Series A shares to be voted by the CPO trustee.

Shareholders’ Meetings. General shareholders’ meetings may be general ordinary shareholders’ meetings or general extraordinary shareholders’ meetings.

General ordinary shareholders’ meetings will be those called to discuss any issues not reserved for extraordinary meetings. General ordinary shareholders’ meetings will have to be held at least once a year, during the first four months following the end of each fiscal year to:

•	approve financial statements for the preceding fiscal year;
•	discuss and approve the audit committee and the corporate governance committees’ annual reports, and determine how to allocate net profits for the preceding year (including, if applicable, the payment of dividends);
•	elect directors;
•	appoint the president of the audit committee and the corporate governance committees;
•	approve any increase or decrease in the variable portion of our capital stock and the issuance of the corresponding shares;
•	approve the chief executive officer’s annual report together with the board of directors’ report and the board of directors’ opinion;
•	determine the maximum amount of resources allocated to share repurchases; and
•	approve any transaction representing 20% or more of our consolidated assets during any fiscal year.

General extraordinary shareholders’ meetings will be those called to consider:

•	an extension of our duration or voluntary dissolution;
•	an increase or decrease in the fixed portion of our capital stock and the issuance of the outstanding stock;
•	issuance of shares for purposes of a public offering;
•	any change in our corporate purpose or nationality;
•	any merger or transformation into another type of company;
•	any issuance of preferred stock;
•	the redemption of shares with retained earnings;
•	any amendments to our by-laws including amendments to provisions addressing change of control;
•	any other matters provided for by law or our by-laws; and
•	the cancellation of the registration of shares at the Mexican National Securities Registry.

A special shareholders’ meeting, comprising a single class of shares, may be called if an action is proposed to be taken that may only affect such class. The quorum for a special meeting of shareholders and the vote required to pass a resolution at a special Series B shareholders’ meeting are identical to those required for extraordinary meetings of shareholders, except that the calculations are based upon the number of outstanding Series B shares.

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Except as described below, the attendance quorum for general ordinary shareholders’ meetings will be 51% of the outstanding capital stock, and resolutions may be taken by a majority of the capital stock represented therein. If the attendance quorum is not met upon the first call, a subsequent meeting may be called, the attendance quorum of which will also be 51% of the outstanding capital stock and resolutions may be taken by a majority of the capital stock represented at such meeting. Except as described below, the attendance quorum for general extraordinary shareholders’ meetings will be at least 75% of our outstanding capital stock. If an attendance quorum is not met upon the first call, a subsequent meeting may be called, at which at least 51% of the capital stock must be represented. In either case, resolutions must be taken by the vote of shares representing at least 50% plus one of the shares representing our outstanding capital stock, except for resolutions in respect to the cancellation of the registration of shares at the Mexican National Securities Registry which require that at least 95% of the outstanding capital stock vote in favor of such resolution.

Holders of our shares will not have cumulative voting rights.

Voting Rights

Holders of ADSs and CPOs will not be entitled to vote, at any time, the underlying Series A shares. Mexican holders of Series A shares will be entitled to vote their shares on all matters. Holders of Series B shares were entitled to vote their shares on all matters.

Series A shares underlying the CPOs and CPOs underlying the ADSs will be voted by the CPO trustee in the same manner as the majority of Series A shares votes cast at the relevant shareholders’ meeting under all circumstances.

Election of Directors

Our board of directors is currently comprised of 12 principal members and one alternate member. Nine members of our board of directors currently qualify as independent. Whether a director qualifies as independent must be determined by our shareholders (at the general shareholders’ meeting at which the director is elected and at the annual general shareholders meeting), and such determination may be challenged by the CNBV within 30 days following the date in which the appointment of the director is notified to the CNBV. The CNBV may only challenge the appointment after a hearing with us and the affected director. Our officers, individuals who have a material influence on us or authority to direct our management or business decisions, and individuals who are part of our group of majority shareholders may not be deemed independent directors.

Under our by-laws and the Securities Market Law, any shareholder or group of shareholders representing 10% of our outstanding capital stock, have the right to appoint one director for each such 10% ownership stake.

Preemptive Rights

Under Mexican law, our shareholders (holding shares directly or through CPOs) have preemptive rights for all share issuances except in the cases noted below. Generally, if we issue additional shares of capital stock, our shareholders will have the right to purchase the number of shares necessary (or CPOs, subject to applicable U.S. securities laws, representing such shares and subject to the CPO trustee being permitted to issue or release the necessary additional CPOs) to maintain their existing ownership percentage. Shareholders must exercise their preemptive rights within the time period set forth by our shareholders at the meeting approving the relevant issuance of additional shares. This period must be equal to at least 15 days following the publication of notice of the issuance in the electronic system implemented by the Mexican Ministry of Economy (Secretaría de Economía). Under Mexican law, shareholders cannot waive their preemptive rights in advance, and preemptive rights may not be represented by an instrument that is negotiable separately from the corresponding share.

The preemptive rights specified in the prior paragraph will not apply (i) in the case of shares issued in connection with mergers, (ii) in the case of resale of shares held in our treasury, as a result of repurchases of shares conducted on the Mexican Stock Exchange or otherwise, (iii) in the event that holders of our shares entitled to vote approve the issuance of the unsubscribed shares for purposes of a public offering at an extraordinary shareholders’ meeting called for such purpose provided requirements specified in Article 53 of the Mexican Securities Market Law are satisfied, and (iv) in respect of shares issued for conversion of any convertible securities.

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If we issue new Series A shares for cash, in accordance with our by-laws and the CPO trust, non-Mexican holders of our CPOs (directly or through ADSs) may not exercise their preemptive rights, unless we cause the CPO trustee to issue additional CPOs (to the extent possible), to permit the non-Mexican holders of CPOs to exercise preemptive rights by purchasing and holding newly issued Series A shares through CPOs. Although we expect to take all measures necessary to maintain sufficient CPOs available to permit non-Mexican holders of CPOs to exercise preemptive rights in respect of underlying Series A shares, no assurances can be made that we will be able to do so, particularly because regulatory approvals in Mexico are necessary for the issuances of additional CPOs. Mexican holders of Series A shares may exercise their preemptive rights if we issue new Series A shares for cash. Non-Mexican holders of CPOs may suffer dilution if we issue new Series A shares in exchange for cash and CPOs are not available to represent the additional Series A shares.

Dividends

Our board of directors must submit our financial statements for the previous fiscal year, proposed and prepared by our chief executive officer and supplemented by a report of our board of directors, at our annual ordinary general shareholders’ meeting for approval. Once our shareholders approve our financial statements, they are required to allocate net profits for the previous fiscal year. Under Mexican law and our by-laws, prior to any distribution of dividends, 5% of our net earnings must be allocated to a legal reserve fund, until such legal reserve fund is equal to at least 20% of our paid-in capital stock. Additional amounts may be allocated to other reserve funds as the shareholders may determine, including the amount allocated to the reserve fund for the repurchase of shares. The remaining balance, if any, may be distributed as dividends.

Redemption

In accordance with our by-laws, shares representing our capital stock are subject to redemption in connection with either (i) a reduction of capital stock, or (ii) a redemption with retained earnings, which in either case must be approved by our shareholders. In connection with a capital reduction, the redemption of shares will be made pro rata among the shareholders but in no case will the redemption price be less than the book value of such shares as determined pursuant to our latest statements of financial position approved at a general ordinary shareholders’ meeting or by means of a tender offer conducted on the Mexican Stock Exchange at prevailing market prices, in accordance with the Mexican Corporations Law, the Mexican Securities Market Law and our by-laws.

Dissolution or Liquidation

Upon our dissolution or liquidation, our shareholders will appoint one or more liquidators at an extraordinary general shareholders’ meeting to wind up our affairs. All fully paid and outstanding shares of capital stock will be entitled to participate equally in any liquidating distributions.

Certain Minority Protections

Pursuant to the Mexican Securities Market Law and the Mexican Corporations Law, our by-laws include a number of minority shareholder protections. These minority protections will include provisions that permit:

•	holders of at least 10% of our outstanding capital stock:
o	to request a call for a shareholders’ meeting;
o	to request that resolutions with respect to any matter on which they were not sufficiently informed be postponed; and
o	to appoint one member of our board of directors and one alternate member of our board of directors.

•	holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution temporarily, within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our by-laws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution, and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution, in the event that the court ultimately rules against the opposing shareholder; and

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•	holders of 5% of our outstanding capital stock may initiate a shareholder derivative suit against some or all of our directors, for violations of their duty of care or duty of loyalty, for our benefit, in an amount equal to the damages or losses caused to us. Actions initiated on these grounds have a five year statute of limitations.

Other Provisions

Foreign Investment Regulations

Mexico’s Foreign Investment Law restricts ownership by non-Mexicans of our capital stock to 49% of the capital stock not otherwise represented by CPOs. Our amended by-laws establish that only Mexican investors may acquire our Series A shares directly. Currently, we do not have any Series B shares, in the event that we were to issue Series B shares, Non-Mexican investors may acquire our Series B shares directly. As required by Mexican law, our by-laws provide that if a non-Mexican investor acquires a direct interest or participation in a Series A share representing our capital stock at any time, such Series A share will be forfeited to the Mexican government. The Mexican Foreign Investment Law permits non-Mexican investors to hold our Series A shares indirectly through neutral shares or securities such as the CPOs.

Duration

Our corporate existence under our by-laws is indefinite.

Purchase of Shares by Us

We will be able to purchase our shares (or CPOs evidencing such shares) through the Mexican Stock Exchange at the prevailing market prices for the shares at the time of purchase. The economic and voting rights corresponding to repurchased shares will not be exercised during the period the shares are owned by us, and the shares will not be deemed outstanding for purposes of calculation any quorum or vote at any shareholders’ meeting. We will not be required to create a special reserve for the repurchase of shares and we will not require the approval of our board of directors to effect share repurchases. However, we will require the approval of our shareholders in respect of the maximum amount that may be used for share repurchases and our board of directors must appoint an individual or group of individuals for effecting share repurchases. Share repurchases will have to be made subject to the provisions of applicable law, including the Mexican Securities Market Law, and carried out, reported and disclosed in the manner specified by the CNBV. If we intend to repurchase shares representing more than 1% of our outstanding capital stock at a single trading session, we will be required to inform the public of such intention, at least ten minutes before submitting our bid.

If we intend to repurchase shares representing 3% or more of our outstanding capital stock during any rolling period of twenty trading days, we will be required to conduct a public tender offer for such shares.

On April 21, 2023, our shareholders approved the establishment of a repurchase program, or Repurchase Program, of our shares in accordance with the terms set forth in Article 56 of the Mexican Securities Market Law and the applicable articles of the Regulations Applicable to Issuers of Securities and Other Participants of the Securities Market (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores) and the development of the terms and conditions of the Repurchase Program.

In addition, our board of directors was given the authority to develop the terms and conditions of the Repurchase Program taking into consideration Article 56 of the Mexican Securities Market Law, our capital requirements and any other factors it may deem critical. However, we cannot allocate proceeds or capital to the program until it complies with the requirements established in Article 56 of the Mexican Securities Market Law and other applicable provisions, provided that, the maximum amount of proceeds or capital allocated for the acquisition of our shares would be up to an amount equivalent to 5% of our capital stock with a cap of U.S. $100,000,000.00, provided, further, that the amount of proceeds or capital allocated for such purposes, in any case, must be approved, for each fiscal year, by the general ordinary shareholders’ meeting, and any such approval shall be in compliance with Article 56 of the Mexican Securities Market Law.

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Purchases of Shares by our Subsidiaries

Our subsidiaries or other entities controlled by us may not purchase, directly or indirectly, shares representing our capital stock or shares of companies or entities that are our shareholders.

Conflicts of Interest

Under Mexican law, any shareholder that has an opposing interest to ours, must abstain from discussing and voting on the relevant matter. Any such shareholder that votes in a transaction in which its interests conflict with our interest may be liable for damages and losses, but only if the transaction would not have been approved without such shareholder’s vote.

A member of the board of directors that has an opposing interest to ours must disclose such opposing interest and abstain from any deliberation or vote in connection therewith. A breach by any member of the board of directors of any such obligations may result in the director being liable for damages and losses.

Exclusive Jurisdiction

Our by-laws provide that, in connection with any controversy between our shareholders and us, or between our shareholders, in connection with any matter related to us, both we and our shareholders must submit to the jurisdiction of the courts of Mexico City, Mexico.

Appraisal Rights

Whenever our shareholders approve a change in our corporate purpose, jurisdiction of organization or transformation from one corporate form to another, any shareholder entitled to vote that voted against the matters approved has the right to withdraw and receive the book value of its shares as set forth in the financial statements last approved by our shareholders, provided that the shareholder exercises this appraisal right within 15 days after the meeting at which the relevant matter was approved. Since holders of our CPOs may have no voting rights, appraisal rights generally will not be available to them.

Cancellation of Registration in the Mexican National Securities Registry

In accordance with our by-laws, and as set forth in the Mexican Securities Market Law, we will be required to make a public tender offer for the purchase of stock held by minority shareholders, in the event that the registration of our Series A shares with the Mexican National Securities Registry is cancelled, either as a result of our determination or by an order of the CNBV. Our controlling shareholders will be secondarily liable for these obligations. A controlling shareholder will be deemed to be a shareholder that holds a majority of our capital stock, has the ability to control the outcome of decisions made at a shareholders or board of directors meeting, or has the ability to appoint a majority of the members of our board of directors. The price at which the stock must be purchased is the higher of:

•	the average quotation price on the Mexican Stock Exchange for the 30 days prior to the date of the tender offer, or
•	the book value, as reflected in the report filed with the CNBV and the Mexican Stock Exchange.

If the tender for cancellation is requested by the CNBV, it must be initiated within 180 days from the date of the request. If initiated by us, under the Mexican Securities Market Law, the cancellation must be approved by 95% of our shareholders.

Our board of directors must make a determination with respect to fairness of the tender offer price, taking into consideration the minority shareholders’ interest, and disclose its opinion within 10 business days from the commencement of the offering.

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The resolution of the board of directors may be accompanied by a fairness opinion issued by an expert selected by our audit committee.

Directors and first level officers are required to disclose whether or not each of them will sell their shares in connection with the tender offer.

Description of CPOs

The following information describes our CPOs. This description may not contain all of the information that is important to you. To understand it fully, you should read the CPO trust agreement and CPO trust deed, translated copies of which are filed with the SEC as an exhibit to registration statement on Form F-3, filed with the SEC on October 7, 2020. The following descriptions are qualified in their entirety by reference to the CPO trust agreement and CPO trust deed and to the applicable provisions of Mexican law.

Overview

Under our by-laws and Mexican law, non-Mexican investors cannot directly hold Series A shares. However, Mexican law permits non-Mexican investors to hold our shares indirectly through neutral shares or securities. Because the CPO trust qualifies as a neutral investment trust under the Mexican Foreign Investment Law, non-Mexican investors can beneficially own our equity. However, all holders of CPOs will not have any rights to vote or to direct the CPO trustee to vote the Series A shares underlying the CPOs.

CPOs are negotiable instruments which must be issued by a financial institution acting as trustee under Mexican law. Series A shares underlie each CPO. The CPO trust has a maximum term of 50 years. After such period has expired, the CPO trust can either be extended or terminated in accordance with its terms, or substituted by a new CPO trust. If the CPO trust is terminated, holders of CPOs that are non-Mexican investors will not be entitled to hold the underlying Series A shares directly and will be required to cause their interest in such shares to be sold to Mexican individuals or corporations.

The CPO trustee, Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, Dirección Fiduciaria, has issued the CPOs pursuant to the following agreements (and may release CPOs from time to time):

•	the CPO trust agreement; and
•	a CPO trust deed, pursuant to which the CPO trustee has issued CPOs in accordance with the CPO trust agreement and the CPO deed.

Under Mexican law we were required to obtain the approval of the Mexican Ministry of Economy (Secretaría de Economía) to create and execute the CPO trust agreement. We have obtained authorization from the Mexican Ministry of Economy (Secretaría de Economía) to issue up to 90% of our outstanding capital stock in CPOs. Non-Mexican holders of CPOs cannot direct the CPO trustee to vote the Series A shares underlying the CPOs. For all matters, the CPO trustee will vote the Series A shares underlying the CPOs, pursuant to the terms of the CPO trust agreement, which requires the CPO trustee to vote the corresponding Series A shares in the same manner as the majority of the outstanding Series A shares that are voted at the relevant meeting.

Registration and Authorization

We have obtained authorization from the Mexican Ministry of Economy (Secretaría de Economía) to issue up to 90% of our outstanding capital stock in CPOs, under which such CPOs are deemed as a neutral investment.

Deposit and Withdrawal of Shares

Series A shares were transferred to the CPO trust prior to our initial public offering on September 18, 2013, so that the CPO trustee issued the corresponding CPOs. All of the CPOs may be evidenced by one or more certificates. Indeval and the CPO trustee will maintain records of ownership and transfer of ownership.

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The Series A shares underlying the CPOs will be voted by the CPO trustee in the same manner as the majority of the outstanding Series A shares are voted at the relevant shareholders’ meeting.

Investors who purchase CPOs (through ADSs) will not receive physical certificates evidencing their CPOs. However, CPO holders may request certification from their custodian, coupled with a certification from Indeval as to their ownership of CPOs. In connection with the issuance of ADSs, CPOs underlying ADSs will be credited by book-entry transfer to an account maintained with Indeval through a Mexican bank, as custodian for the depositary in Mexico.

Non-Mexican holders of CPOs may not hold Series A shares directly, but they may transfer such CPOs to Mexican investors who will automatically hold the underlying Series A shares upon acquisition, through the electronic systems of Indeval. Non-Mexican holders of ADSs may withdraw the underlying CPOs and hold them directly through accounts of Indeval participants, but they may not withdraw the Series A shares underlying the CPOs underlying the ADSs; provided, however, that non-Mexican holders may be beneficial owners of Series A shares only in the event that the CPO trust is terminated and strictly for the purposes described in this Exhibit.

Upon termination of the CPO trust, holders of CPOs must cause the Series A shares underlying the CPOs to be sold, create a new trust similar to the current CPO trust to deposit the Series A shares underlying the CPOs or extend the CPO trust, as a means to comply with our by-laws and Mexican foreign ownership laws.

Registration and Transfer

The CPOs may be maintained in book-entry form by institutions that have accounts with Indeval, a securities depositary that acts as a clearinghouse, depositary, and custodian, as well as a settlement, transfer, and registration agent for transactions conducted on the Mexican Stock Exchange, eliminating the need for physical transfer of securities. Accounts may only be maintained at Indeval by authorized Mexican brokers, banks and other financial institutions and entities.

Dividends and Other Distributions

If we declare and pay a dividend or a distribution on our Series A shares, holders of CPOs will be entitled to receive the dividend or the distribution in proportion to the number of Series A shares underlying their CPOs. Holders of CPOs would also be entitled to a proportional share of the proceeds from the sale of the Series A shares upon the termination of the CPO trust agreement, if applicable. According to Mexican law, dividends paid and received in pesos by the CPO trustee, may be paid to the depositary and converted into U.S. dollars for distribution. Also any dividends or other distributions from the CPO trust that CPO holders do not receive or claim within three years will become the property of the Mexican Ministry of Health (Secretaría de Salud).

Cash Dividends. The CPO trustee will distribute cash dividends and other cash distribution received on our Series A shares to holders of CPOs, including those represented by ADSs, in proportion to their holdings, in the same currency in which they were received. In the case of CPOs, the CPO trustee will distribute cash dividends and other cash distributions to the relevant custodian acting for the holder of CPOs. Cash dividends and other cash distributions on the shares represented by CPOs will be distributed to CPOs holders in U.S. dollars in accordance with the relevant deposit agreement to the extent dividends received in pesos may be freely convertible into U.S. dollars; if no such conversion may be made, the depositary will distribute the dividends in pesos or as otherwise permissible under Mexican law.

Stock Dividends. If we distribute our dividends in Series A shares, dividend shares in respect of Series A shares will be held in the CPO trust, and the CPO trustee will distribute additional CPOs to holders of CPOs, including those represented by ADSs, in proportion to their holdings.

If the CPO deed does not allow us to cause additional CPOs to be issued in an amount sufficient to represent the Series A shares paid as a dividend, we would be required to modify the CPO deed or enter into a new CPO deed to issue the number of CPOs necessary to represent the Series A shares issued as a dividend. If the CPO trustee receives a distribution in a form other than cash or additional Series A shares, the CPO trustee will make the distribution pursuant to the instructions of the technical committee.

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Changes Affecting the CPOs

As set forth in the CPO trust, the CPO trustee will, pursuant to the instructions of the technical committee, release additional CPOs or call for the surrender of outstanding CPOs to be exchanged for new CPOs should the following circumstances occur:

•	a split or a consolidation of our Series A shares;
•	a capitalization affecting, or redemption of, our Series A shares;
•	any other reclassification or restructuring of our Series A shares; or
•	any merger, consolidation, or spin-off.

The CPO trustee, as instructed by the technical committee, will also decide if any changes or required amendments must be made to the CPO trust agreement and the CPO trust deeds. If the CPO deed does not allow us to cause additional CPOs to be released in an amount sufficient to represent the Series A shares necessary to reflect the corporate events specified above, we will need to modify the CPO deed or enter into a new CPO deed that will permit us to issue the number of CPOs necessary to represent the Series A shares that reflect any such event. If we consolidate our capital stock in a way that is no longer consistent with the structure of the CPO trust, the CPO trustee, as instructed by the CPO trust’s technical committee, will determine how the corpus of the CPO trust should be modified to reflect such consolidation. If we call for a redemption of the Series A shares held in the CPO trust, the CPO trustee will follow the instructions of the CPO trust’s technical committee, and will act pursuant to applicable law, to determine which CPOs will be redeemed, in a number equal to the number of Series A shares held in the CPO trust called for redemption. The CPO trustee will then pay the holders of the redeemed CPOs their proportional share of the consideration.

Voting of the Series A shares

Holders of CPOs are not entitled to exercise any voting rights with respect to our Series A shares held by the CPO trustee. Voting rights attributable to Series A shares underlying CPOs are exercisable only by the CPO trustee.

With respect to any matters that are resolved at a general ordinary or extraordinary shareholders’ meeting, the CPO trustee will vote the corresponding Series A shares underlying CPOs in the same manner as the majority of the outstanding Series A shares voted at the relevant meeting.

Administration of the CPO Trust

The CPO trustee administers the CPO trust under the direction of a CPO technical committee. The CPO technical committee is comprised of three members: two appointed by us and one appointed by the common representative of the holders of CPOs. Actions taken by the CPO technical committee must be approved by a majority vote of committee members. The CPO technical committee can also act without a meeting, if it has unanimous consent of its members. Among other matters, the CPO technical committee has the authority to instruct the CPO trustee to increase the maximum number of CPOs that may be issued, appoint a representative to vote the Series A shares deposited in the CPO trust and resolve questions not addressed in the CPO trust.

The Common Representative. We appointed Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as the common representative of the holders of CPOs. The duties of the common representative include, among others:

•	verification of the due execution and terms of the CPO trust;
•	verification of the existence of the Series A shares being held in the CPO trust;
•	authentication, by its signature, of the certificates evidencing the CPOs;
•	exercise the rights of CPO holders in connection with the payment of any dividend to which they are entitled;

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•	undertaking of any other action required to protect the rights, actions or remedies to which they are entitled;
•	calling and presiding over general meetings of CPO holders; and
•	execution of decisions adopted at general meetings of CPO holders

The common representative may ask the CPO trustee for all information and data necessary to satisfy its duties. The CPO holders may, by resolution at a general CPO holders’ meeting, revoke the appointment of the common representative, appoint a substitute common representative or instruct the common representative to take certain actions regarding the CPO trust.

General Meetings of CPO Holders. Under Mexican law, any individual holder or group of holders holding at least 10% of the outstanding CPOs may ask the common representative to call a general meeting of all CPO holders. The request must include the proposed agenda for the meeting. At least ten days before the relevant meeting, the common representative must publish announcements of the CPO general meetings in the Official Gazette of the Federation and in one of the newspapers of the domicile of the CPO Trustee. The announcement must include the meeting’s agenda.

In order for CPO holders to attend CPO general meetings, they must request a receipt of deposit from Indeval for their certificates and a certificate from the relevant custodian at least two days before the meeting.

At CPO general meetings, CPO holders will have one vote. Resolutions must be approved by a majority vote of the holders of CPOs present. A quorum is required at these meetings. For a meeting held upon first notice of the meeting, a quorum is met by holders representing at least a majority of the outstanding CPOs. If no quorum is present on first call, any CPO holders present at a subsequently called CPO general meeting will constitute a quorum. Duly adopted resolutions will bind all CPO holders, including absent and dissenting holders.

Some special matters must be approved by holders at a special CPO general meeting. These matters include the appointment and removal of the common representative and the granting of consents or waivers and the amendment of the CPO trust deed. At these special meetings, holders of at least 75% of the outstanding CPOs must be present to constitute a quorum at the first call. Resolutions with respect to these special matters must be approved by the majority vote of the CPOs entitled to exercise their vote at this meeting. If a quorum is not present, a reconvened special meeting may be called. At this reconvened meeting, a majority of the CPOs present, regardless of the percentage of outstanding CPOs represented at such meeting, may take action, by majority of holders of CPOs present.

Enforcement of Rights of CPO Holders

With certain limitations, CPO holders may individually and directly exercise certain rights by instituting a proceeding in a Mexican court of law. These rights include:

•	the right to cause the CPO trustee to distribute dividends or other distributions it has received;
•	the right to cause the common representative to enforce and protect rights of CPO holders; and
•	the right to bring action against the common representative, for civil liabilities in the event of willful misconduct.

Disputes may only be submitted to courts located in Mexico City. All parties to the CPO trust agreement, including CPO holders, expressly agree that they will not submit disputes to courts located elsewhere.

Any non-Mexican who holds CPOs has agreed not to invoke the protection of its government. If a non-Mexican holder of CPOs invokes this protection, it will forfeit its CPOs to the Mexican government.

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Termination of the CPO Trust

The CPO trust agreement and the CPOs issued by the CPO trustee thereunder will expire 50 years after the date of execution of the CPO trust agreement, which is the maximum term permitted by Mexican law. At that time, the CPO trustee, pursuant to the instruction of the CPO trust’s Technical Committee, will (i) sell the Series A shares in the CPO trust, and then distribute the proceeds to CPO holders on a pro rata basis, (ii) extend the period for the CPO trust agreement, or (iii) create a new trust similar to the CPO trust to which it will transfer all of the Series A shares underlying their CPOs, so that the non-Mexican holders may be the beneficiaries of economic rights in respect of such shares on a pro rata basis.

Fees of the CPO Trustee and the Common Representative

We will pay the fees of the CPO trustee for the administration of the CPO trust and the fees of the common representative.

Description of American Depositary Shares

The following is a summary of the material terms of the ADS deposit agreement. This description may not contain all of the information that is important to you. To understand it fully, you should read the ADS deposit agreement. The following descriptions are qualified in their entirety by reference to the ADS deposit agreement.

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents ten CPOs (or a right to receive ten CPOs) deposited with Indeval, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs are administered is located at 101 Barclay Street, New York, New York 10286.

ADSs may be held either (a) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or DRS, or (b) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The DRS is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

We will not treat ADS holders as one of our shareholders and ADS holders will not have shareholder rights under Mexican law and our by-laws. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

Dividends and Other Distributions

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives in respect of the underlying CPOs or other deposited securities, after deducting its fees and expenses described below. ADS holders will receive these distributions in proportion to the number of CPOs their ADRs represent.

Cash Dividends and Distributions. The depositary will convert any cash dividend or other cash distribution we pay on the shares underlying the applicable CPOs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any Mexican federal government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the depositary can only convert a portion of the cash dividend into U.S. dollars, it can either distribute the unconverted portion in the foreign currency or hold the foreign currency on the account of the ADS holders. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, ADS holders may lose some or all of the value of the distributions. Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

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Share Dividends and Distributions. The depositary may distribute additional ADSs representing any additional CPOs issued as a result of our issuing a share dividend or distribution. The depositary will only distribute whole ADSs. It will sell CPOs or Series A Shares, which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new CPOs. The depositary may sell a portion of the distributed CPOs or Series A shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional CPOs. If the CPO trustee offers CPO holders any rights to subscribe for additional CPOs or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. Under current Mexican law, preemptive rights with respect to our common stock may not be sold apart from the applicable shares. The depositary will allow rights that are not distributed or sold to lapse. In that case, ADS holders will receive no value for them. If the depositary makes rights to purchase CPOs available to ADS holders, it will exercise the rights and purchase the CPOs on their behalf. The depositary will then deposit the CPOs and deliver ADSs to the applicable holders. It will only exercise rights if holders pay it the exercise price and any other charges required by the terms of the rights. U.S. securities laws may restrict transfers and cancellation of the ADSs representing CPOs purchased upon exercise of rights. For example, holders may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to ADS holders anything else the CPO trustee distributes on deposited securities by any means it determines to be legal, fair and practical. If the depositary determines that it cannot make the distribution in a legal, fair and practical manner, it may sell the distributed assets and distribute the net proceeds, in the same way as it does with cash or determine to hold the distributed assets, in which case ADSs will also represent the newly distributed assets. However, the depositary is not required to distribute any securities (other than ADSs) unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

Unlawful or Impracticable Distributions. The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, CPOs, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, CPOs, rights or anything else to ADS holders. This means that ADS holders may not receive the distributions we make on our common stock or any value for such distributions if it is illegal or impractical for us to make them available to such holders.

Deposit, Withdrawal and Cancellation

The depositary will deliver ADSs upon the deposit of CPOs or evidence of rights to receive CPOs with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names requested and will deliver the ADSs to the persons requested.

Upon surrender of ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the CPOs and any other deposited securities underlying the surrendered ADSs to the person surrendering the ADSs or a person designated by them at the office of the custodian or, at the holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible; provided, however, that non-Mexican holders may not hold Series A shares directly, but will hold CPOs representing a financial interest in such Series A shares as described in this Exhibit.

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Voting Rights

ADS holders have no voting rights and do not have the power to instruct the depositary to vote the shares underlying the CPOs underlying such ADSs.

Fees and Expenses

The following table sets forth the applicable fees for various services, transactions and activities related to the ADSs.

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Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to ADS holders. It may also sell deposited securities, by public or private sale, to pay any taxes owed. ADS holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay or distribute to applicable ADS holder any proceeds or property remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADRs for any reason without the consent of the ADS holders. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify ADS holders at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise ADS holders that the deposit agreement is terminated, (b) collect distributions on the deposited securities, (c) sell rights and other property, and (d) deliver CPOs and other deposited securities upon surrender of ADSs. Four months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

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Shareholder Communications and Inspection of Register of Holders of ADSs

The depositary will make available for shareholders’ inspection at its office all communications that it receives from us or the CPO trustee as a holder of deposited securities that we or the COP trustee make generally available to holders of deposited securities. The depositary will send shareholders copies of those communications if we ask it to. Shareholders have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;
•	are not liable if either of us exercises discretion permitted under the deposit agreement;
•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;
•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on an ADR holder’s behalf or on behalf of any other party; and
•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution of ADSs, or permit withdrawal of CPOs, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any CPOs or other deposited securities;
•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary, the CPO trustee or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

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ADS Holders’ Right to Receive the CPOs Underlying ADSs

ADS holders have the right to surrender their ADSs and withdraw the underlying CPOs at any time except:

•	when temporary delays arise because: (i) the depositary or the CPO trustee has closed its transfer books or we have closed our transfer books; (ii) the transfer of CPOs is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our common stock or any other security deposited with the CPO trustee;
•	if the ADS holder owes money to pay fees, taxes and similar charges; and
•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of CPOs or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying CPOs. This is called a pre-release of the ADSs. The depositary may also deliver CPOs upon cancellation of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying CPOs are delivered to the depositary. The depositary may receive ADSs instead of CPOs to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the CPOs or ADSs to be deposited; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and

(c) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Description of Rights Offerings to Subscribe for CPOs in the form of ADSs

We may issue CPOs in the form of ADSs to existing shareholders pursuant to rights offerings. In connection with any rights offering, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed after such offering.

The terms of any rights offering will be set forth in a prospectus supplement which, will describe, among other things:

•	the exercise price;
•	the number of shares of our CPOs in the form of ADSs purchasable upon exercise of each right;
•	the procedures for exercising the right;
•	the date upon which the exercise of rights will commence;
•	the expiration date;
•	the extent to which the rights are transferable;
•	the extent to which the rights may include an over-subscription privilege with respect to unsubscribed CPOs in the form of ADSs;
•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the rights offering; and
•	any other material terms of the rights offering.

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